Business Plan

For



10 Oct 2019

Questions or Comments?

Contact Andrew - andrew@unlocalbeerco.com

Revision 4.2

Executive Summary

Mission Statement: Unlocal Beer Company (Unlocal Beer Company, LLC) is a new craft beer taproom bringing an original experience to craft beer consumption, with plans to open in 2020. All of the beer sold at Unlocal is new to Milwaukee, made by small breweries around the country. Unlocal Beer Company will be the first taproom in Milwaukee to exclusively serve craft beer from outside Wisconsin. We support the independent craft beer industry and encourage brewers to push the boundaries of modern brewing techniques.

Company Information: Unlocal Beer Co. was founded by Andrew Jerry in 2019, and will open to the public in May 2020 in Milwaukee, Wisconsin. The business will be located at 725 South 1st St (lease pending) . Information to the public will be available at www.unlocalbeerco.com.

Company Overview: Unlocal Beer Co. will become Milwaukee's craft beer hotspot and will sustain an active customer base through rotations of craft beer from around the country. The company will purchase beer directly from small microbreweries across the country. All of the breweries that we partner with have not had the ability to distribute to the Milwaukee region until now, leaving us with a genuinely unique range of craft beer. This is possible due to Wisconsin § 125.30 (4). This business model is fiscally practical because the company purchases directly from breweries, and eliminating the price markup of a distributor allows us to absorb shipping costs. Maintaining a variety of beer styles will give us the competitive edge needed to keep customers coming back for more. Products will be poured in the taproom for on-premise consumption and also in cans & bottles for off-premise consumption.

Financial Projection Overview: Unlocal Beer Co. will have positive cash flow starting in its first year, and will generate enough profit to pay off all debts within five years.

Financial Overview: Unlocal Beer Co. will require $250,000 for start up capital and operating expenditures. A majority of the funds will be provided by a loan, whereas $50,000 (20%) will be invested by the owner. A crowdfunding campaign will be executed to assist with additional costs. If additional funds are needed, other lines of credit will be applied for.

Legal Form of Ownership: Unlocal Beer Company, LLC is a Limited Liability Corporation (LLC) which file taxes as an individual. Refer to the Unlocal Beer Co. Operating Agreement for additional details of the daily operations and employee hierarchy. Unlocal Beer Co. will work with other companies to streamline some of our operations. Some of these companies have not yet been chosen.

Business Overview

Products & Services

Unlocal Beer Co. will offer several microbrewed craft beers from around the country otherwise not available in Wisconsin. There will be eight draft beer styles in the taproom at a given time, and a larger selection of over fifty types of beer in bottles & cans that will be available for off-premise consumption. Our taps will have a staggered rotation that will cycle within two to three months to new breweries and styles, but our packaged selection will continue to retain beers from previously featured breweries for up to a year.

Unlocal Beer Co. depends on quality products from small independent craft breweries across the country. Working relationships and communication between Unlocal Beer Co. and these breweries is essential for success in maintaining a high quality product line and customer satisfaction. There are over three thousand craft breweries in the United States that can be considered for eligibility. Unlocal Beer Co. will operate with breweries in the forty seven continental states outside of Wisconsin. The process of contacting and selecting breweries is currently underway.

Location

Milwaukee, Wisconsin is the largest city in Wisconsin and currently home to over two dozen craft breweries. One of the advantages of opening in this area is that there is already a well established craft beer community, as shown by the steady success of these local breweries, several of which have opened in the past five years. Being able to bring in new flagship beers every few weeks gives us a competitive edge over these other breweries, who can only create new mainstay products at longer intervals (sometimes over a year).

Based off marketing analytics, a large percentage (82%) of our customer base is expected to be in the 21-35 yr age range. According to the Brewer's Association:

- Millenials are looking for "better quality, more variety, more flavor options and more seasonal offerings" in the beer they drink.[1]
- " 'Locally made' continues to gain importance to craft beer millennials." [1]
- "More than 69 percent of millennials consider themselves adventurous. They are loyal to brands that provide experiences they cannot get in their everyday lives." [1]

---

[1] Source: Brewer's Association - 6 Characteristics of Millennial Beer Drinkers You Need to Know

Logistics

Wisconsin law allows out-of-state breweries manufacturing less than 300,000 BBL/yr holding a WI out-of-state shipper's permit to sell directly to retail licensees in the state [Wisconsin § 125.30 (4)]. There are over 3,000 breweries in the country that are able to meet this requirement. Transportation of beer orders will be handled by a freight brokerage company hired by Unlocal Beer Co. Total Quality Logistics will function as our primary freight broker. The TQL online system allows Unlocal Beer Company to schedule shipments at anytime, and view quotes from multiple carriers for every shipment, so costs are easily kept to a minimum. All products will be transported via less-than-truckload shipping. This cost effective method of shipment is possible due to purchasing products directly from the brewery instead of going through distributors. With one less markup between the manufacturing and retail levels, the associated transportation costs are absorbed easily. Quality of product and low costs are maintained by bulk orders, expediting the shipping process, and using refrigerated storage for all products. The freight deliveries will occur in the mornings outside of taproom operating hours. This storage solution will allow us to keep stock in Milwaukee for up to 6 months before it must be served.

Due to the scale of many breweries we work with, most kegs we receive are leased from Microstar, headquartered in Green Bay, WI. These kegs are returned by a local Milwaukee distributor pick up. For kegs that are owned by the breweries they are shipped from, empty kegs will be prepared for shipment back to the point of origin. We estimate that only 50% of our kegs will need to be shipped back to the brewery.

Staff

Unlocal Beer Co. operations are managed by owner & founder Andrew Jerry. Additional staff including a Taproom Manager & Taproom Staff members will be hired closer to opening.

The owner's responsibilities include finding breweries consistent with the company's quality standards, coordinating shipments, managing inventory, managing marketing efforts, managing accounting on a weekly basis at minimum, managing payroll, educating staff on new product information, and staff morale.

The General Manager's duties will include supervising operations of the taproom each day; maintaining health standards in the workplace; hiring & managing taproom staff; managing stock levels and generating sales reports at the end of each day.

Taproom staff responsibilities include being present at the bar to engage with customers, serving customers, having knowledge about the company's specific inventory but also craft beer in general, cleaning of the taproom at the end of each day, and weekly maintenance after the taproom closes.

External Resources

Unlocal Beer Co. will rely on working relationships with other companies for the following purposes: accounting services, legal services, point-of-sale systems, freight brokering, brand development & marketing, taproom construction & renovations, building security, and most importantly the breweries themselves. Some companies used for these services have not yet been chosen.

Total Quality Logistics will be used to broker all product shipments. The owner of Unlocal Beer Company is ultimately responsible for managing these shipments.

OVB Law based in Milwaukee has researched and verified the Unlocal Beer Company business plan, as well as assisted the company with obtaining permits and licenses.

Location Requirements

Unlocal Beer Co. will operate out of 725 South 1st St in Walker's Point (lease pending). The space is being leased to the tenant in white box condition which requires the tenant to build out the space as they see fit. Our budget allows us to accomplish everything we need for a functioning taproom.

A detailed estimate on operational costs are contained in the attached financial summary.

Building design & construction cost planning is currently in development.

The taproom's projected hours of operation will be Wednesday - Thursday 2-9pm; Friday - Saturday 12-10pm; and Sunday, 12-9pm, with hours adjusted based on demand. No off-premise alcohol purchases will be made after 9pm due to restrictions by the city of Milwaukee. Company operations will continue on Monday, Tuesday, and other weekdays before opening.

Unlocal Beer Co. will be a family friendly establishment that will provide board games, "bar snacks," and non-alcoholic refreshments available for customers, including those under the legal drinking age or designated drivers.

Legal Environment

Unlocal Beer Co. will be required to file for several permits and licenses. It will fall under the responsibility of the owner (Andrew) to make sure all legal requirements are met. OVB Law will advise and assist with all procedures necessary.

Procedures, permits, and licenses Unlocal Beer Co. has:
- Organized as a Limited Liability Company, filed with WDFI
- Federal EIN and Wisconsin State Tax ID
- Federal Trademark with USPTO (pending)

Procedures, permits, and licenses Unlocal Beer Co. will require:
- Register as an alcohol dealer with the TTB
- Wisconsin DOR Alcohol Beverage Retail License
- Wisconsin DOR Business Tax Registration
- Wisconsin DOR Seller's Permit
- Milwaukee Beverage License
- Milwaukee Class B Manager's License for both Owner & General Manager
- Milwaukee Class D Bartender's License for all Taproom Staff
- Milwaukee Business License
- Milwaukee Food Dealer License
- Milwaukee Sign Permit

Financial Plan

Unlocal Beer Co. is projected to open on 05/01/2020 (FY20). Up until this point, there will be no sales income. During the time prior to opening efforts will be focused on brand development, marketing, renovations, legal permits and licenses, staff training, capital purchases, and opening purchasing accounts with breweries. A fiscal year is considered July through June but that may change to the calendar year according to business needs. In reality, costs and sale prices will vary per product, so conservative averages are used.

Pricing Structure

The pricing structure used for projection is based on averages. In practice, prices will be based per product, ensuring an appropriate markup is made. Assumed averages are as follows:

- 16 oz Draft - $7 (average amongst Milwaukee breweries)
- 10 oz Draft - $6
- 5 oz Draft - $3.50
- 20 oz Flight (4x 5 oz) - $13
- 6-pack - $12
- Make-Your-Own 6-pack - $15

Draft Size	Avg Price		Retail Package	Price
16 oz	$7		6 pack	$12
10 oz	$6		Make your own 6-pack	$15
5 oz	$3.50			
20 oz Flight	$13			

Sales & Revenues

Projections have been made for a taproom with 100 seats. Sales projections are based off of the industry metric of barrels of beer sold per taproom seat per year. Year 1 (FY20) draft beer sales are estimated to reach at least 3.5 BBL/seat/yr, a figure based on the intended size of the taproom, and traffic measured in similar establishments in the area. Sales are weighted by serving sizes and by monthly traffic expectations:

Draft Size	% of Total Sales
16 oz	73%
10 oz	13%
5 oz	4%
20 oz Flight	10%

Season	% of Yearly Sales
Spring	25%
Summer	32%
Fall	25%
Winter	18%

Retail estimates are based on 1 in 20 customers purchasing a 6-pack, and 1 in 5 six packs sold are a make-your-own 6-pack.

Projections show a 8% growth for the second fiscal year (FY21), a 5% growth into the third year (FY22), and a 4% continued growth each subsequent year (FY23-FY24).

Costs of Goods Sold

Costs will vary per product and per quantity ordered. Standard shipments will include 8 kegs and 72 cases (288 6-packs) of beer and will cost $550 via freight. We have used a $175 average for kegs and $5.50 average for 6-packs. These figures are estimated to allow for variance between breweries, shipping distances, and excise tax. Point-of-Sale fees are also calculated into cost of goods sold.

Operating Expenses

Operating expenses have been calculated to a worst-case scenario, taking the extremes of industry averages. More accurate numbers will be available closer to opening. These costs include:

- Rent & Utilities - monthly rents, walk-in cooler refrigeration costs, electricity, water, phone & internet bills

- Salaries & Wages - salaries for both the owner & general manager which will grow with the business, wages for three part-time taproom staff members, and payroll taxes

- Insurance - premiums for a business owner's policy, liquor liability insurance, umbrella insurance, and worker compensation

- Legal & Accounting - recurring permit fees, accounting software, payroll processing, and lawyer & accountant services

- Marketing - This is an estimated budget to allow for event planning, community outreach, and advertisement as needed

- Maintenance & Other Expenses - This includes glass breakage, cleaning supplies, yearly replacement of hoses in the tap system, music licensing, bar snacks, coasters, extra paper goods, etc.

Startup Expenses

Startup costs for Unlocal Beer Co. have been divided into the following subgroups:

- Taproom Renovations (Construction)
- Taproom Equipment & Supplies
- Permits & Legal Fees
- Starting Inventory
- Operating Capital/Financial Cushion

Unlocal Beer Co. Pro Forma Profit & Loss	FY 20	FY 21	FY 22	FY 23	FY 24
Revenues	$ 617,422.53	$ 684,219.48	$ 718,430.45	$ 746,461.36	$ 777,931.63
Cost of Goods Sold	$ 210,230.93	$ 219,520.39	$ 230,496.41	$ 239,909.29	$ 249,789.59
Gross Profit	**$ 407,191.60**	**$ 464,699.09**	**$ 487,934.05**	**$ 506,552.07**	**$ 528,142.04**
Expenses					
Rent & Utilities	$ 85,240.00	$ 85,697.20	$ 86,168.12	$ 86,653.16	$ 87,152.75
Salaries & Wages	$ 154,291.24	$ 158,837.24	$ 163,837.84	$ 169,338.50	$ 175,389.23
Insurance	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00
Legal & Accounting Services	$ 9,520.00	$ 9,520.00	$ 9,520.00	$ 9,520.00	$ 9,520.00
Marketing	$ 15,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00
Maintenance & Other Expenses	$ 14,694.00	$ 14,694.00	$ 14,694.00	$ 14,694.00	$ 14,694.00
Total Operating Expenses	**$ 289,245.24**	**$ 304,248.44**	**$ 309,719.96**	**$ 315,705.66**	**$ 322,255.98**
EBITDA	**$ 117,946.36**	**$ 160,450.65**	**$ 178,214.09**	**$ 190,846.41**	**$ 205,886.06**
Debts Payed	$ 50,400.00	$ 50,400.00	$ 50,400.00	$ 50,400.00	$ 50,400.00
Taxes	$ 21,092.61	$ 35,373.78	$ 42,925.43	$ 49,081.42	$ 54,532.21
Net Income	**$ 46,453.75**	**$ 74,676.88**	**$ 84,888.66**	**$ 91,364.98**	**$ 100,953.85**

Pro Forma Revenue	FY 20	FY 21	FY 22	FY 23	FY 24
Kegs sold	600	660	693	721	750
Oz beer sold	1,189,924	1,211,232	1,271,794	1,322,665	1,375,572
16oz drafts sold	52,059	57,288	60,152	62,558	65,061
10oz drafts sold	11,899	13,094	13,749	14,299	14,871
5oz drafts sold	3,570	3,928	4,125	3,968	4,461
20 oz flights sold	11,007	12,112	12,718	13,227	13,756
16oz draft revenue	$364,414.18	$401,016.00	$421,066.80	$437,909.47	$455,425.85
10oz draft revenue	$65,445.81	$72,019.20	$75,620.16	$78,644.97	$81,790.77
5oz draft revenue	$12,494.20	$13,749.12	$14,436.58	$13,887.99	$15,614.60
20oz flight revenue	$143,088.34	$157,460.16	$165,333.17	$171,946.49	$178,824.35
Draft beer revenue	*$585,442.53*	*$644,244.48*	*$676,456.70*	*$702,388.92*	*$731,655.57*
6-packs sold	2340	2925	3,071	3,225	3,386
build your own 6 packs sold	260	325	341	358	376
6-pack revenue	$28,080.00	$35,100.00	$36,855.00	$38,697.75	$40,632.64
build your own 6 packs revenue	$3,900.00	$4,875.00	$5,118.75	$5,374.69	$5,643.42
Retail Revenue	*$31,980.00*	*$39,975.00*	*$41,973.75*	*$44,072.44*	*$46,276.06*
Revenue	$617,422.53	$684,219.48	$718,430.45	$746,461.36	$777,931.63

Pro Forma Cost of Goods Sold	FY 20	FY 21	FY 22	FY 23	FY 24
Draft Beer					
Draft Beer Cost per oz	$0.15	$0.15	$0.15	$0.15	$0.15
Draft Beer sold (oz)	1,189,923.84	1,211,232.00	1,271,793.60	1,322,665.34	1,375,571.96
Draft Beer Cost	$175,308.23	$178,447.50	$187,369.88	$194,864.67	$202,659.26
Retail Beer					
Cost per 6-pack	$6.45	$6.45	$6.45	$6.45	$6.45
6-pack & BYO Units Sold	2600	3250	3,413	3,583	3,762
6-pack & BYO Cost	$16,782.64	$20,978.30	$22,027.21	$23,128.57	$24,285.00
POS					
Transactions/year	27,045	29,891	31,386	32,545	33,970
Revenue/year	$617,422.53	$684,219.48	$718,430.45	$746,461.36	$777,931.63
POS cost/year	$18,140.06	$20,094.59	$21,099.32	$21,916.05	$22,845.33
Cost of Goods Sold	$210,230.93	$219,520.39	$230,496.41	$239,909.29	$249,789.59

Pro Forma Operating Expenses	FY 20	FY 21	FY 22	FY 23	FY 24
Maintenance	$3,700.00	$3,700.00	$3,700.00	$3,700.00	$3,700.00
Beer Hose Replacement	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00
Drinkware Replacement	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00
Cleaning supplies	$1,200.00	$1,200.00	$1,200.00	$1,200.00	$1,200.00
Insurance	$10,500.00	$10,500.00	$10,500.00	$10,500.00	$10,500.00
Liquor Liability Insurance	$3,000.00	$3,000.00	$3,000.00	$3,000.00	$3,000.00
Worker Compensation	$2,500.00	$2,500.00	$2,500.00	$2,500.00	$2,500.00
Business Owner's Policy	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00
Umbrella insurance	$900.00	$900.00	$900.00	$900.00	$900.00
Salaries/wages	$154,291.24	$158,837.24	$163,837.84	$169,338.50	$175,389.23
Owner	$50,000.00	$50,000.00	$50,000.00	$50,000.00	$50,000.00
GM	$40,000.00	$44,000.00	$48,400.00	$53,240.00	$58,564.00
Bartender 1	$11,440.00	$11,440.00	$11,440.00	$11,440.00	$11,440.00
Bartender 2	$11,440.00	$11,440.00	$11,440.00	$11,440.00	$11,440.00
Bartender 3	$11,440.00	$11,440.00	$11,440.00	$11,440.00	$11,440.00
Bartender 4	$11,440.00	$11,440.00	$11,440.00	$11,440.00	$11,440.00
SS Tax	$8,417.12	$8,665.12	$8,937.92	$9,238.00	$9,568.09
Medicare	$1,968.52	$2,026.52	$2,090.32	$2,160.50	$2,237.70
FUTA	$8,145.60	$8,385.60	$8,649.60	$8,940.00	$9,259.44
Accounting/Payroll Processing	$7,620.00	$7,620.00	$7,620.00	$7,620.00	$7,620.00
Quickbooks	$1,080.00	$1,080.00	$1,080.00	$1,080.00	$1,080.00
Commerce Sync	$120.00	$120.00	$120.00	$120.00	$120.00
Accountant/CPA	$6,000.00	$6,000.00	$6,000.00	$6,000.00	$6,000.00
bank fees	$420.00	$420.00	$420.00	$420.00	$420.00
Legal	$1,900.00	$1,900.00	$1,900.00	$1,900.00	$1,900.00
Registered Agent	$50.00	$50.00	$50.00	$50.00	$50.00

Lawyer services	$1,600.00	$1,600.00	$1,600.00	$1,600.00	$1,600.00
Federal Tax Stamp	$250.00	$250.00	$250.00	$250.00	$250.00
Utilities	$15,240.00	$15,697.20	$16,168.12	$16,653.16	$17,152.75
Phone/internet	$840.00	$865.20	$891.16	$917.89	$945.43
Electricity	$12,000.00	$12,360.00	$12,730.80	$13,112.72	$13,506.11
Water	$2,400.00	$2,472.00	$2,546.16	$2,622.54	$2,701.22
Gas Budget					
Miscellaneous Expenses	$10,994.00	$10,994.00	$10,994.00	$10,994.00	$10,994.00
Music Streaming	$120.00	$120.00	$120.00	$120.00	$120.00
Music Licensing	$345.00	$345.00	$345.00	$345.00	$345.00
Website Expenses	$229.00	$229.00	$229.00	$229.00	$229.00
Bar Snacks	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00
Paper Goods	$2,000.00	$2,000.00	$2,000.00	$2,000.00	$2,000.00
Coasters	$1,500.00	$1,500.00	$1,500.00	$1,500.00	$1,500.00
Google Suite	$600.00	$600.00	$600.00	$600.00	$600.00
Office supplies	$1,200.00	$1,200.00	$1,200.00	$1,200.00	$1,200.00
Consumables	$6,000.00	$6,000.00	$6,000.00	$6,000.00	$6,000.00
Rent	$70,000.00	$70,000.00	$70,000.00	$70,000.00	$70,000.00
Taproom Rent + CAM	$70,000.00	$70,000.00	$70,000.00	$70,000.00	$70,000.00
Marketing	$15,000.00	$25,000.00	$25,000.00	$25,000.00	$25,000.00
Operating Expenses	$289,245.24	$304,248.44	$309,719.96	$315,705.66	$322,255.98